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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 4

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935
or Section 30(h) of the Investment Company Act of 1940

☐	Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b)

1.	Name and Address of Reporting Person* (Last, First, Middle)	2.	Issuer Name and Ticker or Trading Symbol				3.	I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)
	Kirby, Pamela J.		Quintiles Transnational Corp. (QTRN)
	4709 Creekstone Drive Suite 200	4.	Statement for (Month/Day/Year)				5.	If Amendment, Date of Original (Month/Day/Year)
			December 16, 2002
	(Street)	6.	Relationship of Reporting Person(s) to Issuer (Check All Applicable)				7.	Individual or Joint/Group Filing (Check Applicable Line)
	Durham, NC 27703 (City) (State) (Zip)		☒	Director	☐	10% Owner		☒ Form filed by One Reporting Person
			☒	Officer (give title below)				☐ Form filed by More than One Reporting Person
			☐	Other (specify below)
				Chief Executive Officer

Reminder:	Report on a separate line for each class of securities beneficially owned directly or indirectly.

*	If the form is filed by more than one reporting person, see instruction 4(b)(v).

Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1.	Title of Security (Instr. 3)	2.	Transaction Date (Month/Day/Year)	2a.	Deemed Execution Date, if any. (Month/Day/Year)	3.	Transaction Code (Instr. 8)		4.	Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5.	Amount of Securities Beneficially Owned Following Reported Transactions(s) (Instr. 3 and 4)	6.	Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7.	Nature of Indirect Beneficial Ownership (Instr. 4)

							Code	V		Amount	(A) or (D)	Price

	Common Stock													54.398		D		by QTRN ESOP Trust

	Common Stock													26.279		I		by Spouse in QTRN ESOP Trust (1)

Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1.	Title of Derivative Security (Instr. 3)	2.	Conversion or Exercise Price of Derivative Security	3.	Transaction Date (Month/Day/Year)	3a.	Deemed Execution Date, if any (Month/Day/Year)	4.	Transaction Code (Instr. 8)		5.	Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)

									Code	V		(A)	(D)

	Stock Option (right to buy)		$14.9375

	Stock Option (right to buy)		$25.25

	Stock Option (right to buy)		$25.25

	Stock Option (right to buy)		$14.60

	Stock Option (right to buy)		$14.60

	Stock Option (right to buy)		$16.05

	Stock Option (right to buy)		$16.05

	Stock Option (right to buy)		$17.75

	Stock Option (right to buy)		$17.75

	Stock Option (right to buy)		$13.09

	Stock Option (right to buy)		$13.09

	Stock Option (right to buy)		$9.76

	Stock Option (right to buy)		$9.76

	Stock Option (right to buy)		$12.11		12/16/02				A			62,334

	Stock Option (right to buy)		$12.11		12/16/02				A			5,343

Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned — Continued (e.g., puts, calls, warrants, options, convertible securities)

6.	Date Exercisable and Expiration Date (Month/Day/Year)		7.	Title and Amount of Underlying Securities (Instr. 3 and 4)		8.	Price of Derivative Security (Instr. 5)	9.	Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10.	Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 4)	11.	Nature of Indirect Beneficial Ownership (Instr. 4)

	Date Exercisable	Expiration Date		Title	Amount or Number of Shares

	(2)	03/12/11		Common Stock	1,000,000				1,000,000		D

	07/31/01	06/30/11		Common Stock	3,126				3,126		D

	(3)	06/30/11		Common Stock	28,415				28,415		D

	(4)	09/30/11		Common Stock	50,746				50,746		D

	(4)	09/30/11		Common Stock	1,914				1,914		I		by Spouse (1)

	(5)	12/31/11		Common Stock	45,416				45,416		D

	(5)	12/31/11		Common Stock	1,713				1,713		I		by Spouse (1)

	(6)	03/31/12		Common Stock	41,163				41,163		D

	(6)	03/31/12		Common Stock	1,552				1,552		I		by Spouse (1)

	(7)	06/15/12		Common Stock	56,137				56,137		D

	(7)	06/15/12		Common Stock	4,812				4,812		I		by Spouse (1)

	(8)	09/16/12		Common Stock	78,179				78,179		D

	(8)	09/16/12		Common Stock	6,701				6,701		I		by Spouse (1)

	(9)	12/16/12		Common Stock	62,334				62,334		D

	(9)	12/16/12		Common Stock	5,343				5,343		I		by Spouse (1)

Explanation of Responses:

(1) The reporting person disclaims beneficial ownership of all securities owned by spouse.

(2) Options vest 25% on 03/12/02, 50% on 03/12/03, 75% on 03/12/04, and 100% on 03/12/05.

(3) Options vest 25% on 06/30/02, 50% on 06/30/03, 75% on 06/30/04, and 100% on 06/30/05.

(4) Options vest 25% on 09/30/02, 50% on 09/30/03, 75% on 09/30/04, and 100% on 09/30/05.

(5) Options vest 25% on 12/31/02, 50% on 12/31/03, 75% on 12/31/04, and 100% on 12/31/05.

(6) Options vest 25% on 03/31/03, 50% on 03/31/04, 75% on 03/31/05, and 100% on 03/31/06.

(7) Options vest 25% on 06/15/03, 50% on 06/15/04, 75% on 06/15/05, and 100% on 06/15/06.

(8) Options vest 25% on 09/16/03, 50% on 09/16/04, 75% on 09/16/05, and 100% on 09/16/06.

(9) Options vest 25% on 12/16/03, 50% on 12/16/04, 75% on 12/16/05, and 100% on 12/16/06.

/s/ Tammy B. Stogner By: Tammy B. Stogner, Attorney in Fact For: Pamela J. Kirby	December 18, 2002
**Signature of Reporting Person	Date

**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:	File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.